EXHIBIT 21

SUBSIDIARIES OF PERLESS MFG. CO.

Name	Domicile	Ownership
Peerless Europe Ltd.	The United Kingdom	100%
Peerless Barbados Inc.	Barbados	100%
PMC Acquisition Inc., d/b/a ABCO Industries	Texas	100%